UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
September 2022

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

RADA ELECTRONIC INDUSTRIES LTD.

Filing of Amendment No. 1 to Form S-4 by Leonardo DRS, Inc.

On September 2, 2022, Leonardo DRS, Inc. (“DRS”) filed with the Securities and Exchange Commission (the “SEC”) its Amendment No. 1 to a registration statement on Form S-4, which includes the updated preliminary proxy statement for the Extraordinary General Meeting of Shareholders (the “Meeting”) of RADA Electronic Industries Ltd. (“RADA”), relating to the approval of the Agreement and Plan of Merger, dated June 21, 2022, by and among DRS, RADA and Blackstart Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of DRS (“Merger Sub”). For more information, see DRS’s registration statement on Form S-4, Registration No. 333-266494. The proxy statement included in the Form S-4 is still in draft form and subject to review by the SEC. The final proxy statement in connection with the Meeting will be submitted by the Company to the SEC on Form 6-K.

Additional Information and Where to Find It

This report is provided in respect of the proposed merger of Merger Sub with and into RADA, with RADA surviving the merger and becoming a wholly owned subsidiary of DRS. The proposed transaction will be submitted to the shareholders of RADA for their consideration. As noted above, on September 2, 2022, DRS filed with the SEC an Amendment No. 1 to the Registration Statement on Form S-4 that includes a preliminary prospectus with respect to DRS’s common stock to be issued in the proposed transaction and a preliminary proxy statement of RADA in connection with the proposed transaction. The information in the preliminary proxy statement/prospectus is not complete and may be changed. DRS may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the documents DRS files with the SEC by going to DRS’s website at www.leonardodrs.com, and of the documents RADA files with the SEC by going to RADA’s website at www.RADA.com. The website addresses of RADA and DRS are provided as inactive textual references only. None of the information contained on, or that may be accessed through RADA’s or DRS’s websites or any other website identified herein is part of, or incorporated into, this report.

This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)

By:	/s/ Dov Sella
Dov Sella
Chief Executive Officer
Date: September 2, 2022